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                             November 2, 2021

       Helaine Kaplan
       President
       Deutsche Mortgage & Asset Receiving Corporation
       One Deutsche Bank Center
       New York, New York 10019

                                                        Re: Deutsche Mortgage &
Asset Receiving Corporation
                                                            Registration
Statement on Form SF-3
                                                            Filed October 15,
2021
                                                            File No. 333-260277

       Dear Ms. Kaplan:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form SF-3

       General

   1. Please provide us with your legal analysis as to why you have not qualified the pooling and servicing agreement
under the Trust Indenture Act (   TIA   ), including how you
                                                        believe these
certificates differ from asset-backed securities issued in the form of notes, which are subject to
the TIA. Please also confirm that you understand that the TIA does not permit the
qualification of the pooling and servicing agreement after the effectiveness of a registration
statement (other than an automatic shelf registration statement). See TIA
                                                        Section 309(a).
 Helaine Kaplan
FirstName LastNameHelaine  Kaplan Corporation
Deutsche Mortgage  & Asset Receiving
Comapany 2,
November  NameDeutsche
             2021        Mortgage & Asset Receiving Corporation
November
Page 2    2, 2021 Page 2
FirstName LastName
Form of Prospectus
Risk Factors, page 57

2. To the extent that you believe investors in these asset-backed securities may be impacted by climate related events, including, but not limited to, existing or pending legislation or regulation that relates to climate change, please consider revising your disclosure to
         describe these risks. See the Commission   s Guidance Regarding
Disclosure Related to
         Climate Change, Interpretive Release No. 33-9106 (February 8, 2010). We remind you that the company and its management are responsible for the accuracy
and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Benjamin Meeks at 202-551-7146 or Arthur Sandel at 202-551-3262 if
you have any questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of
Structured Finance